                           COLUMBIA FUNDS SERIES TRUST
                      Columbia Marsico Mid Cap Growth Fund
                         Columbia Municipal Income Fund
                Columbia Florida Intermediate Municipal Bond Fund
                 Columbia Texas Intermediate Municipal Bond Fund
                      Columbia Intermediate Core Bond Fund
                    (each a "Fund" and together, the "Funds")

                         SUPPLEMENT DATED APRIL 25, 2006
             TO PROSPECTUSES DATED NOVEMBER 1, 2005, AS SUPPLEMENTED

The prospectuses for all share classes of the Funds are hereby supplemented by adding the following bullet point paragraph and chart at the end of the section entitled "ABOUT THE FUNDS -- OTHER IMPORTANT INFORMATION":

      - PROPOSED REORGANIZATIONS - The Board of Trustees of Columbia Fund Series Trust has approved the reorganization of each Fund into a corresponding series of Columbia Funds Series Trust I (each an "Acquiring Fund" and together, the "Acquiring Funds"), as shown in the chart below. The principal effect of each reorganization would be to convert an investment in a Fund into an investment in an Acquiring Fund.

            Shareholders of each Fund will be asked to consider and vote on an Agreement and Plan of Reorganization at a special shareholder meeting currently expected to be held on or about September 6, 2006. If shareholder approval is obtained and the other conditions to the reorganizations are satisfied, it is anticipated that the reorganizations will take place in mid to late September 2006. At that time, Class A Shares, Class B Shares, Class C Shares and Class Z Shares of each Fund would be exchanged for shares of equal dollar value in an identical class of the corresponding Acquiring Fund as shown in the chart below.

THIS FUND:                                                WILL BE REORGANIZED INTO THIS ACQUIRING FUND:
----------                                                ---------------------------------------------
Columbia Marsico Mid Cap Growth Fund                ->    Columbia Mid Cap Growth Fund
     Class A Shares                                           Class A Shares
     Class B Shares                                           Class B Shares
     Class C Shares                                           Class C Shares
     Class Z Shares                                           Class Z Shares

Columbia Municipal Income Fund                      ->    Columbia Tax-Exempt Fund
     Class A Shares                                           Class A Shares
     Class B Shares                                           Class B Shares
     Class C Shares                                           Class C Shares
     Class Z Shares                                           Class Z Shares

Columbia Florida Intermediate Municipal Bond Fund   ->    Columbia Intermediate Municipal Bond Fund
     Class A Shares                                           Class A Shares
     Class B Shares                                           Class B Shares
     Class C Shares                                           Class C Shares
     Class Z Shares                                           Class Z Shares

Columbia Texas Intermediate Municipal Bond Fund     />
     Class A Shares
     Class B Shares
     Class C Shares
     Class Z Shares

THIS FUND:                                                WILL BE REORGANIZED INTO THIS ACQUIRING FUND:
----------                                                ---------------------------------------------

Columbia Intermediate Core Bond Fund                ->    Columbia Core Bond Fund
     Class A Shares                                           Class A Shares
     Class B Shares                                           Class B Shares
     Class C Shares                                           Class C Shares
     Class Z Shares                                           Class Z Shares


      - CDSC WAIVER - The Board of Trustees of Columbia Funds Series Trust has also approved a waiver, effective July 3, 2006, of the contingent deferred sales charge ("CDSC") that would otherwise be imposed on redemptions of shares of Columbia Florida Intermediate Municipal Bond Fund and Columbia Texas Intermediate Municipal Bond Fund made prior to the reorganizations. The waiver will apply only to redemptions, not exchanges, and will apply only shares purchased prior to July 3, 2006 and redeemed prior to the reorganizations.

      The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Funds, nor is it a solicitation of any proxy. For more information regarding the Acquiring Funds, or to receive a free copy of a combined prospectus/proxy statement relating to a proposed reorganization once a registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and become effective, please call 1-800-345-6611 or visit www.columbiafunds.com. The prospectus/proxy statement (when available) will contain important information about fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions.